Pioneer Bancorp Inc.

652 Albany-Shaker Road

Albany NY 12211

September 29, 2020

VIA EDGAR

Mr. Michael Volley

Mr. Amit Pande

Office of Finance

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Pioneer Bancorp, Inc. Form 10-Q filed May 14, 2020 Response dated April 28, 2020 File No. 001-38991

Dear Messrs. Volley and Pande:

On behalf of Pioneer Bancorp, Inc., (the “Company”), below please find our responses to the comment letter to Mr. Amell, the Chief Executive Officer of the Company, dated July 14, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses.

March 31, 2020 Form 10-Q

Note 1. Summary of Significant Accounting Policies, page 9

1.	Staff’s Comment: We note your disclosure that you concluded your preferred stock holdings are not considered equity securities subject to ASU 2016-01. Please provide us your accounting analysis supporting this conclusion. Specifically detail how you considered if the securities met the definition of an equity security and discuss how the redemption provisions impacted your accounting determination.

Office of Finance

Division of Corporation Finance

United States Securities and Exchange Commission

September 29, 2020

Response:

The Company’s Preferred Stock Investments

The Company has three legacy preferred stock holdings in its investment securities portfolio, as follows:

(1)	Auction Pass-Through Certificate, Series 2006-05 relating to US Bancorp Series B Non-Cumulative Perpetual Preferred Stock (“USB Certificate”). The Company continues to hold the USB Certificate.

As of July 1, 2019, the Company’s adoption date of Accounting Standard Update (“ASU”) 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, the amortized cost and estimated fair market value of the USB Certificate was $3,800,000 and $3,017,000, respectively.

(2)	Auction Pass-Through Certificate, Series 2006-13 relating to FHLMC Non-Cumulative Perpetual Preferred Stock (“FHLMC Certificate”). In 2011, the Company forced a redemption of the FHLMC Certificate and received the underlying FHLMC Non-Cumulative Perpetual Preferred Stock (“FHLMC Preferred Stock”).

As of July 1, 2019, the amortized cost and estimated fair market value of the FHLMC Preferred Stock was $2,000 and $53,000, respectively.

(3)	Auction Pass-Through Certificate, Series 2007-5 relating to Bank of America Non-Cumulative Perpetual Preferred Stock, Series E (“BOA Certificate”). In 2016, the Company forced a redemption of the BOA Certificate and received the underlying Bank of America Non-Cumulative Perpetual Preferred Stock, Series E (“BOA Preferred Stock”).

As of July 1, 2019, the amortized cost and estimated fair market value of the BOA Preferred Stock was $2,205,000 and $1,970,000, respectively.

As of July 1, 2019, the total preferred stock holdings in the Company’s investment portfolio had an amortized cost of $6,007,000 and an estimated fair value of $5,040,000.  The Company’s preferred stock holdings at July 1, 2019 represented 5.1% of its investment securities portfolio and 0.4% of its total assets.

The Company has no current plans to purchase additional preferred stock securities.

Office of Finance

Division of Corporation Finance

United States Securities and Exchange Commission

September 29, 2020

Background on the Company’s Legacy Preferred Stock Investments

The Company acquired its legacy preferred stock investments through auction rate security offerings as part of its investment management program in 2006-2008.  Each of the auction rate securities was an auction pass-through certificate issued by an auction pass-through trust.  The assets of each of the auction pass-through trusts consisted of ownership interests in preferred stock of an underlying issuer.

Auction market preferred stock securities have interest rates or dividends that are periodically reset through Dutch auctions. Auction market preferred stock securities typically reset their dividends every 90 days or less.  As a result of this Dutch auction process, the securities were considered a “short-term” investment that paid a higher yield than money market mutual funds or certificates of deposit, although they did not have the same level of liquidity as those other instruments.

While not having the same level of liquidity as other investments, such as money market mutual funds, auction rate securities were considered short-term investment vehicles, because auctions were held so frequently. The frequency of those auctions meant that the Company, as an investor, was investing in a short-term security because the auctions provided the ability to liquidate and monetize the investment so frequently – no differently than repricing short term repo positions, and short-term deposits.

The investment thesis for the Company’s acquisition of the securities was to enhance its short term yield on cash and cash equivalents through the interest rate on these securities, and the Company acquired these securities for the enhanced yield over other cash equivalent debt instruments rather than as a means to take advantage of the change in the fair market value of the securities (acquired as a debt security and not as an equity investment).  Further, the auction pass-through certificates, included, and were subject to, certain redemption provisions for the issuer and the investors.  As such, the Company has historically classified these instruments as available for sale debt securities.

Reconsideration of Investment Classification based on adoption of ASU 2016-01

On July 1, 2019, the Company adopted ASU 2016-01.  The amendments addressed certain aspects of recognition, measurement, presentation, and disclosure of financial instruments.  The amendments required equity securities to be measured at fair value with changes in the fair value to be recognized through net income.  In conjunction with the adoption of ASU 2016-01, the Company evaluated its preferred stock holdings and concluded that the preferred stocks continued to meet the definition of debt securities, as they were redeemable by the issuing entity outside of our control (are not permanent equity in the issuer).  Accordingly, the preferred securities remained classified as securities available for sale and reported at fair value, with net unrealized gains or losses reported, net of income taxes, in accumulated other comprehensive loss, a component of shareholders’ equity.

Office of Finance

Division of Corporation Finance

United States Securities and Exchange Commission

September 29, 2020

Reconsideration of Investment Classification based on the Commission’s Comment

As a result of the Commission’s letter dated July 14, 2020, we undertook a reevaluation of the classification of the instruments.  Appreciating that there should be symmetry between the classification of the issuer and the Company, as the holder, we considered the classification from the perspective of the issuers.  It has come to our attention that from the perspective of the issuers, these securities would not be classified as liabilities given that there is no mandatory redemption provision.  While we do note, that the securities would also not achieve permanent equity classification from the issuer perspective given the issuer has a contractual option to redeem the securities, as such the issuers would likely classify these securities at a mezzanine level (between liabilities and equity).  We understand that in practice mezzanine classified instruments are treated as if equity classified for all other purposes.  As such, from a symmetry perspective and because there is no fixed contractual redemption date, we have determined, after our reevaluation, that these securities meet the definition of equity securities under the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) Topic 321, Investments-Equity Securities.  Accordingly, we intend to classify the preferred stock investments as equity securities rather than as debt securities in our next filing with the Commission.  We note that this prospective change only impacts the three legacy preferred stock holdings in the Company’s investment securities portfolio noted above.

Evaluation of Preferred Stock Holdings Classification

As explained above, subsequent to the adoption of ASU 2016-01, the Company continued to classify its three legacy preferred stock investments as debt securities rather than equity securities, with periodic changes in fair values being reflected in equity rather than in income.

The table below summarizes the impact as of each period end, as well as the related three-month and year-to-date period changes in fair value, net of tax, and impact on earnings per share (all amounts in thousands, except for earnings per share):

Based on the Company’s quantitative and qualitative analysis under the Commission’s Staff Accounting Bulletin (“SAB”) – Topic 1.M, Materiality, and SAB – Topic 1.N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements, criteria, we do not believe that the impact of the Company’s classification of its preferred stock investments as debt securities is material to the consolidated financial statements for the interim periods within the fiscal year ended June 30, 2020.

Office of Finance

Division of Corporation Finance

United States Securities and Exchange Commission

September 29, 2020

The following table reflects the adjustments to be recorded in the consolidated financial statements as of and for the period ending June 30, 2020 (all amounts in thousands, except for earnings per share):

Based on the above analysis, the Company believes that the classification of the three legacy preferred stock investments as equity securities, with changes being reflected in income, to have resulted in an immaterial misstatement to the consolidated financial statements for the prior interim periods and the current period.  Accordingly, we will account for those preferred stock investments as equity securities, with changes in fair value reflected in income, prospectively in our next filing with the Commission (the Company’s annual consolidated financial statements for the fiscal year ended June 30, 2020).

Office of Finance

Division of Corporation Finance

United States Securities and Exchange Commission

September 29, 2020

Proposed Disclosure

We included the following disclosure in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020, filed with the Commission on September 28, 2020 (the “2020 Annual Report”):

“Correction of an Immaterial Error – During the fourth fiscal quarter of 2020, the Company recorded an out-of-period adjustment that effected the Consolidated Statements of Condition, Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income (Loss).  The adjustment related to an error in the adoption of Accounting Standards Update (“ASU”) 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and measurement of financial assets and financial liabilities, for three legacy preferred stock holdings in the Company’s investment securities portfolio.

The impact of this adjustment resulted in a current period decrease in net loss on equity securities of $16,000, a decrease in income tax benefit of $4,000, and a decrease in unrealized holding gains, net of tax, arising during the period of $12,000.  The Company also recorded a decrease in retained earnings of $702,000, a reduction in accumulated other comprehensive loss of $702,000, a decrease in securities available for sale of $5.1 million and an increase in equity securities of $5.1 million as of June 30, 2020.  The Company reviewed and determined that the impact of this error was not material to the previously issued interim consolidated financial statements.”

Note 8. Commitments and Contingent Liabilities, page 29

2.	Staff’s Comment: We note your disclosure related to the materiality of your legal proceedings on page 31. In accordance with ASC 450-20-50, please revise future filings to clearly disclose the following information for your loss contingencies in aggregate or individually:
●	The amount or range of reasonably possible losses in addition to amounts accrued,
●	That reasonably possible losses cannot be estimated, or
●	That any reasonably possible losses in addition to amounts accrued are not material to your financial statements.

Response:

In response to the Staff’s comment, in the 2020 Annual Report, we included enhanced disclosures related to our loss contingences for our legal proceeding and other contingent liabilities.

Office of Finance

Division of Corporation Finance

United States Securities and Exchange Commission

September 29, 2020

Potentially Fraudulent Activity, page 44

3.

Staff’s Comment: Please provide us with detailed background information, including a timeline of the potential fraud and tell us how you determined that the potentially fraudulent activity was a Type II nonrecognized subsequent event and not a Type I recognized subsequent event as of June 30, 2019. Refer to ASC 855-10-25 for guidance. Additionally, please provide us all the facts and circumstances related to the potential exposure from the deposit activity and explain your legal right of setoff that resulted in the non-interest expense charge of $2.5 million in the first fiscal quarter of 2020. Your response should also address at a minimum:

●Terms of the loan, including whether this loan was collateralized;
●Any renewals or modifications to the loan;
●Whether this loan was impaired at June 30, 2019 or downgraded throughout the year;
●How many other banks participated in this loan; and
●An update of the DOJ complaint.

Response:

The events in question commenced on August 29, 2019.  Thereafter we became aware of potentially fraudulent activity conducted by an established business customer of Pioneer Bank (the “Bank”). The customer and various affiliated entities had numerous accounts with the Bank. The transactions in question relate both to deposit and lending activity with the Mann Entities (as defined below). In the following, we summarize the key facts in connection with the historical relationship between the Bank and the Mann Entities, describe the deposit and lending relationship between the Bank and the Mann Entities, review the facts leading up to the events in question, provide an analysis of our subsequent event accounting considerations (including authoritative accounting literature considered), and provide our conclusions related to the accounting treatment in response to the Staff’s comment.

Office of Finance

Division of Corporation Finance

United States Securities and Exchange Commission

September 29, 2020

I.	Background and Timeline

Historical Events – The Mann Entities

We understand that Valuewise Corporation (“Valuewise”) was established as a consulting company in 2005 by its founder and sole owner, Michael Mann. Subsequent to its inception, it appears that Valuewise evolved into a conglomerate with four operating divisions, including consulting, physical therapy, payroll, and business advisory services. We understand that the subsidiaries (or control entities) of Valuewise include MyPayrollHR.com, LLC (“MyPayroll”); Cloud Payroll, LLC (“Cloud Payroll”); Viverant LLC (“Viverant NY”); Ross Personnel Consultants, Inc. (“Ross Personnel”); Always Live Holdings, LLC; Kaningo, LLC; Hire Flux, LLC; Heutmaker Business Advisors, LLC; and Hire Flux Holdings, LLC. Valuewise and its subsidiaries are collectively referred to herein as the “Borrowers.”

We understand that additional corporate entities controlled by Michael Mann with depository accounts at the Bank include Focalpointe Group LLC; Create Force LLC; Lincoln Academy, LLC; Trueconsulting Corp.; Truehr LLC; Weitz and Associates; Pro Data Payroll Services, Inc.; and Southwestern Payroll Services, Inc. These corporate entities and the Borrowers are collectively referred to herein as the “Mann Entities.”  To our knowledge, neither Mr. Mann nor any of the Mann Entities has filed for bankruptcy.

The commercial banking relationship between the Bank and the Mann Entities began in 2009, when the Bank extended a $2 million revolving line of credit facility to Valuewise and Ross Personnel, as co-borrowers, and opened deposit accounts. Over the course of the next 10 years, the commercial banking relationship between the Bank and the Mann Entities grew.  Consistent with its underwriting practice, the Bank performed and completed its underwriting procedures for each loan to the Mann Entities, including review of the annual audited consolidated financial statements for Valuewise and its subsidiaries prepared by Valuewise’s independent auditors. Valuewise’s independent auditors issued clean and unmodified audit reports on those financial statements.

Starting in October 2012, the Bank had entered into a series of participation agreements related to the lending facilities to the Mann Entities. Each bank that was part of a participation agreement undertook its own diligence of the Borrowers as part of its underwriting process. For example, in June 2017, Berkshire Bank (“Berkshire”), like other banks participating with the Bank in loans to the Borrowers, was contractually obligated to conduct its own underwriting review of the Borrowers before executing its loan participation agreement. We understand that Berkshire’s underwriting review included, among other things, procuring a June 2017 pre-loan survey field examination of the Borrowers by an independent third-party firm.

As of June 30, 2019, the Bank had a $32 million revolving line of credit to the Borrowers and a $1 million non-revolving line of credit facility to Viverant NY (the “Viverant Loan”) (collectively referred to as the “old loans”), and both of the old loans were current and performing (neither of the old loans were classified as impaired as of June 30, 2019, and neither had been downgraded throughout the fiscal year ended June 30, 2019).  As of that date, each of the Bank’s and Berkshire’s participating interests in the old loans was 50%, and the Bank’s outstanding exposure totaled $16.1 million.  As of June 30, 2019, the Mann Entities had 33 depository accounts at the Bank.

Office of Finance

Division of Corporation Finance

United States Securities and Exchange Commission

September 29, 2020

On August 12, 2019, the Bank entered into a Loan and Security Agreement with the Borrowers pursuant to which the Bank extended a $42 million revolving line of credit facility (the “Loan”) to the Borrowers. In the Loan and Security Agreement, the Borrowers granted, among other things, a blanket lien to the Bank in all of the Borrowers’ assets. The Loan replaced and modified a previous revolving line of credit.  Prior to entering into the Loan and consistent with its underwriting practice, the Bank performed and completed its underwriting procedures, which, among other things, did not indicate a deterioration in financial condition of the Borrowers, nor did it indicate default or history of late payments on the old loans.  Also on August 12, 2019, the Bank entered into an amended and restated loan participation agreement with Berkshire, and a loan participation agreement with the Chemung Canal Trust Company (“Chemung”). Pursuant to those agreements, each of the Bank’s and Berkshire’s participating interest in the Loan was approximately 44%, and Chemung’s participating interest in the Loan was approximately 12%. The participation agreements for the Loan required Berkshire and Chemung to conduct their own independent underwriting assessment of the Borrowers and their creditworthiness, and not to rely on the Bank for any such underwriting assessment. Berkshire and Chemung did in fact conduct their own independent underwriting assessment of the Borrowers and represented to the Bank that they conducted such an assessment.

The terms of the Loan included, among other things, the following:

●	Loan Type: Revolving line of credit
●	Principal Amount: Up to $42,000,000
●	Interest Rate: One Month LIBOR + 265bps
●	Term: Due on demand and renewable annually
●	Collateral: Secured by a first position general security interest on all assets of the Borrowers. The collateral was cross-collateralized across all Borrowers. Additionally, the Loan was secured by a $2 million assignment of a key man life insurance policy on Michael Mann.
●	Guarantor: Michael Mann, Dennis Cernohous[1]

1

On June 27, 2018, Mr. Cernohous provided the Bank with an unlimited guaranty of all sums owed to the Bank by Viverant NY, which was one of the Borrowers on the Loan.  See response to Comment 4, below, for additional details.

Office of Finance

Division of Corporation Finance

United States Securities and Exchange Commission

September 29, 2020

II.	Events of August 29, 2019, and Thereafter

Deposit Activity

On Thursday, August 29, 2019, approximately $15.6 million in checks from various Mann Entities written from Bank of America accounts were deposited into various Mann Entity accounts at the Bank. The Bank made the $15.6 million from those checks available for withdrawal by authorized persons associated with the Mann Entities the same day consistent with a long-standing relationship decision.2 On the same day, checks were written out of various Mann Entity accounts at the Bank using a portion of the proceeds from the $15.6 million in checks written from the Bank of America accounts.

Late in the afternoon on Friday, August 30, 2019 (the day before the Labor Day weekend), Bank of America returned and called back the $15.6 million in checks deposited by the Mann Entities in their accounts at the Bank on August 29, 2019. This resulted in the Mann Entity accounts being overdrawn. The Bank froze the accounts of all the Mann Entities on August 30, 2019. In a telephone call in the late afternoon on August 30, 2019, the Bank’s Chief Lending Officer informed Mr. Mann of the returned checks, the resulting overdraft, and the freeze on all Mann Entity accounts at the Bank. Throughout the Labor Day weekend (Saturday, August 31 – Monday, September 2), Bank personnel contacted Mr. Mann in an attempt to learn what caused Bank of America to return and call back the $15.6 million in checks, but the Bank learned nothing of substance from these communications with Mr. Mann. In addition to the return and call back of the $15.6 million in checks by Bank of America, we also understand that Bank of America froze the Mann Entities’ accounts that those checks were written from.

On the morning of Tuesday, September 3, 2019, Mr. Mann sent an email to Bank personnel stating, among other things, that he was immediately resigning as CEO of Valuewise and all other Mann Entities, and that another executive with the Mann Entities would assume control of the Mann Entities. Mr. Mann’s email suggested that the Bank “work directly” with this executive. The Bank met with the executive on September 3, 2019, and then with the executive and Mr. Mann on September 4, 2019. The meetings were not productive.

As of September 4, 2019, the Mann Entity deposit accounts at the Bank with a negative balance totaled $18.5 million, and the Mann Entity deposit accounts at the Bank with a positive balance totaled $15.1 million. On September 4, 2019, the Bank setoff the $15.1 million from the Mann Entity deposit accounts against the $18.5 million negative balance in the Mann Entity deposit accounts. The $15.1 million setoff covered most, but not all, of the overdraft resulting from Bank of America’s return and call back of the $15.6 million in checks deposited by the Mann Entities in their accounts on August 29, 2019. The largest setoffs were taken from two accounts, comprising of $7.2 million from an account held by MyPayroll (the “MyPayroll Account”) and $6.8 million

2

It is within the Bank’s business judgment and discretion to adjust its depository hold policy based upon a commercial customer’s relationship with the Bank; this discretion is applicable to both Regulation CC deposits (In Bank Deposits) and those deposits outside the purview of Regulation CC (Remote Deposit Capture). Based upon the long-term relationship with Mr. Mann and the Mann Entities, a relationship decision had been made starting in March 2014 to make funds available immediately. Providing immediate availability is not specific to Mr. Mann and the Mann Entities; immediate availability is provided to a number of the Bank’s significant commercial customers based upon their relationship with the Bank.

Office of Finance

Division of Corporation Finance

United States Securities and Exchange Commission

September 29, 2020

from an account held by Cloud Payroll (the “Cloud Payroll Account”). Each of the Mann Entities’ depository accounts, including the MyPayroll Account and the Cloud Payroll Account, were governed by, and subject to, a “Terms and Conditions of Your Account” (the “Depositary Agreement”). The Depository Agreement specifically included rights of setoff / account overdraft recovery (“setoff”) in favor of the Bank. There are no other contractual agreements between MyPayroll or Cloud Payroll and the Bank governing the parties’ respective rights related to the deposit accounts. Each of these accounts are general operating demand deposit accounts and are not specially designated trust, fiduciary, or otherwise for a special purpose. After September 4, 2019, an additional $0.9 million in deposits were made in the Mann Entities’ accounts. Since the Mann Entities collectively continued to have an aggregate negative deposit account balance of approximately $3.4 million, the Bank setoff the additional $0.9 million from the Mann Entities’ accounts.

When Mr. Mann opened the MyPayroll Account and the Cloud Payroll Account in November 2013 and February 2019, respectively, he executed an Account Agreement and “‘For Profit’ Commercial Customer Due Diligence Information Sheet”.  Mr. Mann agreed and represented in those documents, among other things, that the MyPayroll Account and the Cloud Payroll Account were general deposit accounts and not special purpose or trust accounts, that the accounts would not be used to process any third-party payments (e.g., third-party payroll or taxes) in violation of the Bank’s policy prohibiting its accounts from being used for such purposes, and that neither MyPayroll nor Cloud Payroll were a “money services business” as defined under federal law. All of these statements/representations by Mr. Mann were false. Following Mr. Mann’s arrest on charges of federal bank fraud in September 2019 (discussed below), the Bank learned that Mr. Mann was allegedly using the MyPayroll Account and Cloud Account to process third-party payroll and taxes (in direct violation of the Bank’s express policy to the contrary), and that MyPayroll and Cloud Payroll were acting as money services businesses. Mr. Mann lied to the Bank regarding the nature and use of the funds in the MyPayroll Account and Cloud Payroll Account as part of his scheme to defraud the Bank and numerous other financial institutions by overstating the Mann Entities’ revenues and receivables. Because of Mr. Mann’s lies and fraud, the Bank did not know that the MyPayroll and Cloud Payroll accounts were being used to process third-party payroll or taxes at the time of the setoffs as some parties allege in the pending legal actions regarding the setoffs.

Cumulatively, the Bank netted the debts of all the Mann Entities by setting off approximately $16.0 million. At the time of the setoffs, as reflected in each applicable “Account Agreement” executed by Mr. Mann when he opened the accounts, each deposit account at the Bank which was setoff was a general account and not a special purpose account, and thus the funds in the accounts were properly subject to setoff under New York State law. The Bank’s setoffs were completely within the Bank’s rights under the applicable Depository Agreement and New York State law. After the setoffs, the Mann Entities collectively still had a net negative deposit account balance of approximately $2.5 million, which was written off by the Bank in the first fiscal quarter of 2020 (quarter ended September 30, 2019). As the Staff may be aware, the setoffs are the subject of several pending legal actions.

Office of Finance

Division of Corporation Finance

United States Securities and Exchange Commission

September 29, 2020

Lending Activity

As of September 4, 2019, the Bank’s exposure pursuant to the Loan and the Viverant Loan totaled $15.8 million. Outstanding loan balances as of September 4, 2019 were as follows:

By a letter dated September 11, 2019, the Bank notified the Borrowers of the multiple defaults under the Loan (and related documents) and demanded payment in full of all amounts owed thereunder.3

Michael Mann Admits to Fraud

Mr. Mann was charged in federal district court with criminal bank fraud in violation of 18 U.S.C. § 1344 on September 20, 2019. Mr. Mann eventually executed a 34-page federal plea agreement on August 11, 2020, in which Mr. Mann admitted to bank fraud, wire fraud conspiracy, aggravated identity theft, and false tax filings. Mr. Mann’s federal plea agreement described a complex and orchestrated criminal enterprise, which began to unravel on August 30, 2019. Mr. Mann admitted in his federal plea agreement to defrauding at least half a dozen banks and financial institutions, including Bank of America, Berkshire, Chemung, and the Bank.

III.	Postponement of Company’s filing of the Form 10-K and Form 10-Q

On September 11, 2019, the same date that the Bank notified the Borrowers of the defaults and demanded payment of the Loans in full, the Company filed a Current Report on Form 8-K with the Commission, which included the following disclosure (dollar amounts were rounded to the nearest million):

“Pioneer Bancorp, Inc. (the “Company”) recently became aware of potentially fraudulent activity associated with transactions conducted in the Company’s first fiscal quarter of 2020 (the quarter ending September 30, 2019) by an established business customer of Pioneer Bank (the “Bank”), a subsidiary of the Company. These transactions relate both to deposit and lending relationships with the same customer and related entities. The Company continues to investigate this matter to determine the potential exposure to the Company. The Company’s potential exposure includes the customer’s $16.0 million commercial loan secured by business assets (which represents the Bank’s participation interest in a total credit of $36.0 million for which the Bank is the originating lender) and $19.0 million of deposit activity.  The Company is pursuing all available sources of recovery and other means of mitigating the potential loss. The Company has sufficient capital to absorb the potential loss and expects to remain well-capitalized.

3

Based on the Borrowers’ defaults, on November 20, 2019, the Bank obtained a consent judgment for approximately $35.8 million (plus interest) against the Borrowers and Mr. Mann in New York State Supreme Court for Albany County.

Office of Finance

Division of Corporation Finance

United States Securities and Exchange Commission

September 29, 2020

The Company is working with the appropriate law enforcement authorities in connection with this matter. The Company may be limited in what information it can disclose due to the ongoing investigation. Based on the Company’s review of the circumstances of the potentially fraudulent activity, the Company believes this incident is an isolated occurrence involving a customer and related entities.”

Commencing on August 30, 2019, the Company made a concerted effort to obtain all the pertinent facts needed in order to report on the financial statements accurately, including reviewing its relationships with Mr. Mann and the Mann Entities, and the outstanding loan facilities. The Company also took into account the numerous parties involved in Mr. Mann’s concealed fraudulent scheme against the Bank and other parties. The Bank also attempted to obtain information from Mr. Mann himself, other employees of the Mann Entities, and the other financial institutions with relationships with Mr. Mann and the Mann Entities, including Bank of America. These efforts were generally unproductive, largely because Mr. Mann was not forthright or forthcoming with the Bank (or others) concerning the pertinent facts. Consequently, the Company decided to delay the filling of the fiscal year 2019 Annual Report on Form 10-K (“2019 Form 10-K”), and filed on October 1, 2019, a Form 12b-25 related to the delay of this filing, and to delay the filling of the 2020 first quarter (quarter ended September 30, 2019) Quarterly Report on Form 10-Q, and filed a Form 12b-25 related to the delay of this filing.

IV.	Subsequent Event Accounting Considerations and Conclusions

ASC 855-10-25-1 to 3 provide the following guidance in determining whether conditions or events should be considered as either Recognized Subsequent Events (or “Type I” subsequent event) or Nonrecognized Subsequent Events (or “Type II” subsequent event):

“25-1 An entity shall recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. See paragraph 855-10-55-1 for examples of recognized subsequent events.

25-1A An entity that meets either of the following criteria shall evaluate subsequent events through the date the financial statements are issued:

a. It is an SEC filer.

b. It is a conduit bond obligor for conduit debt securities that are traded in a public market (a domestic or foreign stock exchange or an over-the-counter market, including local or regional markets).

25-2 An entity that meets neither criteria in the preceding paragraph shall evaluate subsequent events through the date that the financial statements are available to be issued.

25-3 An entity shall not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date but before financial statements are issued or are available to be issued. See paragraph 855-10-55-2 for examples of nonrecognized subsequent events.”

Office of Finance

Division of Corporation Finance

United States Securities and Exchange Commission

September 29, 2020

As described above, the events in question commenced on August 29, 2019. Prior to this date, the Bank was not aware of fraudulent activities perpetrated by the Mann Entities despite following its underwriting and operational standards. For example, prior to extending the $42 million Loan to the Borrowers on August 12, 2019, the Bank conducted its underwriting review of the Borrowers in accordance with the Bank’s standards, which included, among other things, discussions with management, review of interim financial reports, and review of the most recent audited financial statements. The result of this underwriting review was satisfactory. In addition, consistent with the Bank’s operational standards, the Bank performed regular credit risk monitoring on all its lending relationships with customers, including the Borrowers, and until the events of August 30, 2019, described above, there were no “red flags” that would lead the Bank to believe fraudulent activities existed. Additionally, since 2012, numerous other banks had entered into participation agreements with the Bank related to the loans to the Mann Entities. Each of the participating banks, prior to entering into the respective participation agreement, undertook their own independent underwriting diligence of the Mann Entities.

In ASC 855-10-55-1 to 2, the guidance offers examples of Type I and Type II subsequent events. Specifically, section 55 paragraphs 1 and 2 state the following (Company’s emphases bolded):

“55-1 The following are examples of recognized subsequent events addressed in paragraph 855-10-25-1:

a. If the events that gave rise to litigation had taken place before the balance sheet date and that litigation is settled after the balance sheet date but before the financial statements are issued or are available to be issued, for an amount different from the liability recorded in the accounts, then the settlement amount should be considered in estimating the amount of liability recognized in the financial statements at the balance sheet date.

b. Subsequent events affecting the realization of assets, such as receivables and inventories or the settlement of estimated liabilities, should be recognized in the financial statements when those events represent the culmination of conditions that existed over a relatively long period of time. For example, a loss on an uncollectible trade account receivable as a result of a customer's deteriorating financial condition leading to bankruptcy after the balance sheet date but before the financial statements are issued or are available to be issued ordinarily will be indicative of conditions existing at the balance sheet date. Thus, the effects of the customer's bankruptcy filing shall be considered in determining the amount of uncollectible trade accounts receivable recognized in the financial statements at balance sheet date.

55-2 The following are examples of nonrecognized subsequent events addressed in paragraph 855-10-25-3:

a. Sale of a bond or capital stock issued after the balance sheet date but before financial statements are issued or are available to be issued

b. A business combination that occurs after the balance sheet date but before financial statements are issued or are available to be issued (Topic 805 requires specific disclosures in such cases.)

Office of Finance

Division of Corporation Finance

United States Securities and Exchange Commission

September 29, 2020

c. Settlement of litigation when the event giving rise to the claim took place after the balance sheet date but before financial statements are issued or are available to be issued

d. Loss of plant or inventories as a result of fire or natural disaster that occurred after the balance sheet date but before financial statements are issued or are available to be issued

e. Losses on receivables resulting from conditions (such as a customer's major casualty) arising after the balance sheet date but before financial statements are issued or are available to be issued

f. Changes in the fair value of assets or liabilities (financial or nonfinancial) or foreign ex-change rates after the balance sheet date but before financial statements are issued or are available to be issued

g. Entering into significant commitments or contingent liabilities, for example, by issuing significant guarantees after the balance sheet date but before financial statements are issued or are available to be issued.”

In AU Section 560 of the AICPA guide, the guidance offered examples of Type I and Type II subsequent events. Specifically, paragraphs 4-6 of AU Section 560 state the following (Company’s emphases bolded):

“.04 Identifying events that require adjustment of the financial statements under the criteria stated above calls for the exercise of judgment and knowledge of the facts and circumstances. For example, a loss on an uncollectible trade account receivable as a result of a customer's deteriorating financial condition leading to bankruptcy subsequent to the balance-sheet date would be indicative of conditions existing at the balance-sheet date, thereby calling for adjustment of the financial statements before their issuance. On the other hand, a similar loss resulting from a customer's major casualty such as a fire or flood subsequent to the balance-sheet date would not be indicative of conditions existing at the balance-sheet date and adjustment of the financial statements would not be appropriate. The settlement of litigation for an amount different from the liability recorded in the accounts would require adjustment of the financial statements if the events, such as personal injury or patent infringement that gave rise to the litigation had taken place prior to the balance-sheet date.

.05 The second type consists of those events that provide evidence with respect to conditions that did not exist at the date of the balance sheet being reported on but arose subsequent to that date. These events should not result in adjustment of the financial statements. Some of these events, however, may be of such a nature that disclosure of them is required to keep the financial statements from being misleading. Occasionally such an event may be so significant that disclosure can best be made by supplementing the historical financial statements with pro forma financial data giving effect to the event as if it had occurred on the date of the balance sheet. It may be desirable to present pro forma statements, usually a balance sheet only, in columnar form on the face of the historical statements.

.06 Examples of events of the second type that require disclosure to the financial statements (but should not result in adjustment) are:

a.	Sale of a bond or capital stock issue.

Office of Finance

Division of Corporation Finance

United States Securities and Exchange Commission

September 29, 2020

b.	Purchase of a business.
c.	Settlement of litigation when the event giving rise to the claim took place subsequent to the balance-sheet date.
d.	Loss of plant or inventories as a result of fire or flood.
e.	Losses on receivables resulting from conditions (such as a customer's major casualty) arising subsequent to the balance-sheet date.”

ASC 855-10-55-1 to 2, and Paragraph 4 of AU 560 each offered two similar examples to consider. The first example, which was an example of a Type I subsequent event, showed a deterioration of a customer’s financial condition that pre-existed prior to the balance sheet date that led to the customer’s bankruptcy subsequent to the balance sheet date. We believe this example does not apply to our facts and circumstances, as our ongoing diligence procedures to monitor existing loans and recent underwriting of the Borrowers by both the Bank, as well as the other participating banks, did not indicate signs of potential fraud.  Also, there had been no default or history of late payments on any of the Mann Entities’ loans with the Bank prior to August 29, 2019.

On the other hand, the second example, which was an example of a Type II subsequent event, showed a loss resulting from a significant event occurring subsequent to the balance sheet date. This example, as well as the example provided in paragraph 6e of AU 560, is representative of the circumstances surrounding the events that occurred on August 29, 2019, which led to the identification of the Mann Entities’ concealed fraudulent activities. The Loan and Viverant Loan were current and performing (neither of the loans were in default or classified as impaired as of August 29, 2019).  The events that were revealed on or after August 29, 2019, with respect to the Mann Entities are analogous to the “major casualty” trigger noted above. As discussed with the Staff, we believe that it was the freezing of the various bank accounts of the Mann Entities by Bank of America and the Bank that directly led to the revelation and unraveling of Mr. Mann’s elaborate fraudulent scheme. Stated differently, “but for” the halting of the flow of funds between and to the various Mann Entities that occurred on or after August 29, 2019, the concealed fraudulent scheme undertaken by Mr. Mann might have continued. The Company also considered whether it was more representationally faithful to its shareholders and the users of the financial statements to recognize the impact of the concealed fraud on the Bank’s financial statements as a Type II subsequent event, which would not be recorded in its June 30, 2019 financial statements.

As part of this analysis, the Company took into account the following:

1.	The Loan and Viverant Loan were current and performing (neither of the loans were in default or classified as impaired as of August 29, 2019). The event triggering the evaluation of the loans as being impaired occurred after the June 30, 2019 financial statement date.
2.	The old loans were not classified as impaired at June 30, 2019, and had not been downgraded throughout the fiscal year ended June 30, 2019.
3.	There were no indicators of default or history of late payments on the old loans.

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Division of Corporation Finance

United States Securities and Exchange Commission

September 29, 2020

4.	The Bank followed its diligence procedures to monitor existing loans by, among other measures:
●	Complying with the Bank’s board-approved policies, such as the Bank’s Commercial Loan, Commercial Loan Review, and Allowance for Loan Loss policies.
●	Following the detailed analysis and related matters evidenced in the commercial loan file for the Borrowers (credit approval documents, annual audited financial statements, relevant correspondence, etc.).
●	Tracking, on an ongoing basis, and testing the line of credit usage. The Bank monitored specific requirements for the Loan, determined through the regular credit approval / renewal process. The Bank reviewed monthly borrowing base certificates submitted by the Borrowers.
●	Monitoring the periodic commercial loan reports related to credit risk, including, but not limited to, daily delinquency, monthly loan watch list, quarterly risk rating, and quarterly classified loan action reports.
●	Reviewing loan officer activities, including periodic reviews of repayment plan and status of loan, periodic review of the term credits, reporting substantial problems via appropriate reporting mechanism to Bank management (none such noted), communicating regularly with the Borrower’s management, and evaluating loan risk rating.
●	Monitoring internal audit activities, including periodic review of a percentage of the loans in portfolio.
●	Reviewing annually the independent loan review (performed by external firm) of the commercial loan portfolio.
5.	The Bank was actively engaged in its due diligence procedures to underwrite a new loan facility, by among other measures:
●	Complying with the Bank’s board-approved policies, such as the Bank’s Commercial Loan, and Commercial Loan Review Policies.
●	In reviewing the Loan request, Bank personnel reviewed, analyzed, and assessed, amongst other matters, the Borrowers’ audited financial statements for the period ended December 31, 2018, which were issued in May 2019. The Borrowers’ independent audit firm issued a clean or unmodified audit report on those financial statements.[4]
●	The Loan was approved in accordance with the Bank’s commercial loan approval authority matrix, in compliance with the Bank’s Commercial Loan policy.
4	The Borrowers’ audited financial statements for the years ended December 31, 2017, 2016, and 2015 also included a clean or unmodified independent auditor’s report on each year’s financial statements.

Office of Finance

Division of Corporation Finance

United States Securities and Exchange Commission

September 29, 2020

6.	The robust, fulsome, and timely disclosure by the Company associated with the potential fraudulent activity (see above section “Postponement of Company’s filing of the Form 10-K and Form 10-Q”).

The extensive disclosure about the potential fraudulent activity in the Company’s 2019 Form 10-K, including the forward-looking disclosure about the potential impact on the Company in the first fiscal quarter of 2020.

As a result of the foregoing, users of the Bank’s 2019 financial statements had the ability to adequately assess the financial impact of the potential fraudulent activity in making their investment decisions.

7.	The Company considered that recognizing the event in the Bank’s 2019 financial statements might make it appear that the “event” was behind it, and concluded that recognition of the impairment in fiscal 2020 was more reflective as the facts surrounding the concealed fraudulent activity involved many parties and were continuing to unfold. There continues to be a significant level of uncertainty of legal actions and outcomes that have yet to be determined.
8.	The Company concluded that it would be more conservative and more reflective of the Company’s fiduciary responsibility to its investors to not push back into the June 30, 2019 financials with the result of not impacting the fiscal 2020 financials and possibly overstating the results of the Company.

For these reasons, the Company concluded that the events pertaining to the Mann Entities should be reflected as a nonrecognized (Type II) subsequent event in the Company’s 2019 Form 10-K.

V.	Subsequent event disclosures included in the 2019 Form 10-K

In the 2019 Form 10-K, as Type II subsequent event, the Company provided qualitative and quantitative disclosures on the expected financial statement impact on the Company’s first fiscal quarter 2020 financial statements. While disclosures regarding Type II subsequent events generally do not require quantitative disclosures, the Company provided the quantitative disclosures in the 2019 Form 10-K in order to provide the readers of the financial statements transparency on how the Company was going to be negatively impacted by Mann’s concealed fraudulent activities, such that those readers would have the ability to understand the impact to the financial statements as of June 30, 2019.

Office of Finance

Division of Corporation Finance

United States Securities and Exchange Commission

September 29, 2020

VI.	Subsequent Event Conclusion

Assessing Type I or Type II subsequent events require an exercise of judgement, based on our knowledge of the facts and circumstances. We believe that the events occurred on or about August 29, 2019, constituted a primary condition that has led to the Bank’s charge-off of the Mann Entities loan relationships, as well as the recognition of the loss related to the deposit activity.  In considering ASC 855-10-55-2e, we determined that the fraudulent activity was a Type II non-recognized subsequent event as of June 30, 2019. Our conclusion on this matter was based on the application of ASC 855, without bias on how the loan charge-off and the loss related to the deposit activity would have impacted the fourth fiscal quarter of 2019 financial statements or the first fiscal quarter of 2020 financial statements. Lastly, we believe our qualitative and quantitative disclosures in the subsequent event footnote of the 2019 Form 10-K provided sufficient transparency on how the potential fraudulent activity would impact our financial statements.

VII.	Update on U.S. v. Pioneer Bank, et al. (N.D.N.Y. Case. No. 1:20-cv-00487)

On April 30, 2020, the Tax Division of the U.S. Department of Justice filed a complaint in federal district court for the Northern District of New York that named the Bank, Pioneer Bancorp, Inc., and Cloud Payroll as defendants (U.S. v. Pioneer Bank, et al. – N.D.N.Y. Case No. 1:20-cv-00487). The complaint alleges, among other things, that the Bank’s September 4, 2019 setoff from the Mann Entity accounts included tax funds held in trust for the U.S. The complaint seeks an unspecified judgment against the Bank and the Company for the amount of any tax funds included in the setoff.  The Bank and the Company were served with the complaint on June 15, 2020. The Bank, the Company, and the government agreed that the Bank and Company would answer or otherwise respond to the complaint by October 1, 2020, and the Bank and the Company have not yet responded to the complaint.

4.

Staff’s Comment: We note your disclosure that during the third fiscal quarter of 2020 (the quarter ended March 31, 2020) you recognized a partial recovery in the amount of $1.7 million related to the charge-off of the Mann Entities commercial loan relationships. Please provide us additional information about this recovery and how you determined the partial recovery amount recognized.

Response:

As described above in response to Comment 3, the lending relationship between the parties was governed by the Loan between the Bank and the Borrowers dated August 12, 2019, and the loan participation agreements between the Bank and the two other banks that participated in the Loan (Berkshire and Chemung) dated August 12, 2019.

Viverant NY was one of the Borrowers on the Loan.  On June 27, 2018, Dennis Cernohous provided the Bank with an unlimited guaranty of all sums owed to the Bank from Viverant NY.

Separately, we understand that Michael Mann (through Valuewise) owned 51% of Viverant LLC, a Delaware limited liability company (“Viverant DE”), and Mr. Cernohous owned 49% of Viverant DE.  The Bank had been informed that Mr. Cernohous was interested in acquiring the ownership interests of Mr. Mann (through Valuewise).  Viverant DE was a physical therapy business.

Office of Finance

Division of Corporation Finance

United States Securities and Exchange Commission

September 29, 2020

In order for Viverant DE to transfer the ownership interests of Mr. Mann to Mr. Cernohous and to resolve other related matters, the Bank, Viverant DE, and Mr. Cernohous entered into a settlement agreement and release on January 27, 2020 (Berkshire and Chemung agreed to the terms of the Bank’s settlement with Viverant DE and Mr. Cernohous). As part of the settlement agreement, Viverant DE agreed to pay a $3.9 million settlement payment to the Bank in exchange for a release of all claims by the Bank against Mr. Cernohous and Viverant DE, including the Bank’s claims against Mr. Cernohous as guarantor of Viverant NY’s obligations as one of the Borrowers on the Loan. The $3.9 million settlement payment was received by the Bank on March 16, 2020, which confirmed that the payment was assured and that the recovery had been realized.

The partial recovery recognized by the Bank in the quarter ended March 31, 2020, is based upon the terms of the Loan and the terms of the loan participation agreements, as described in the response to Comment 3 above.

As a result of the January 2020 settlement agreement and receipt of the settlement payment in March 2020, the Bank recognized the recovery of $1.7 million (which represents the Bank’s 44% participation interest in the $3.9 million recovery) as a credit to the allowance for loan losses, during the quarter ended March 31, 2020, when the recovery was realized.  As of March 31, 2020, the Company included in other liabilities the remaining $2.2 million (which represents the aggregate participation interests of the other participating lenders (Berkshire and Chemung) in the $3.9 million recovery), and this amount was remitted to the other participating lenders on April 23, 2020. Berkshire and Chemung acknowledged receipt of their pro rata shares of the settlement payment on April 27, 2020.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (518) 730-3056 or Sanjay Shirodkar of DLA Piper at (202) 799-4184.

Sincerely

/s/ Patrick J. Hughes
Patrick J. Hughes
Executive Vice President and Chief Financial Officer

cc:Thomas L. Amell, President and Chief Executive Officer

Frank C. Sarratori, Executive Vice President, Chief Administrative Officer

Robert Alessi, DLA Piper LLP (US)

Sanjay Shirodkar, DLA Piper LLP (US)